From: adam@arrangr.com
Subject: Arrangr - Investment Inquiry (Potential Free PRO+ Offer)
Date: February 9, 2024 at 2:41 PM
To: adam@arrangr.com



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Arrangr - Investment Inquiry (Potential Free PRO+ Offer)

Hello, Arrangr fans!

We are growing fast, so fast that we've recently decided to offer our loyal users the chance to invest and own a small, or large, piece of Arrangr This is a short survey (single question) to determine interest from our loyal customers and fans. Although we cannot share much information yet - you can sign up to get early notifications if and when we proceed!

(Potential Free Lifetime Time PRO+ Offer for the first 100 responders. A $336 Value)

Very best, Adam & Ryan

Legal Stuff/Disclaimer:

Arrangr is gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest. Any expression of your interest is **non-binding**.

Email *

First Name *

Last Name *

Last Name

Potential Investment Amount:

The first 100 respondents will receive a FREE Lifetime Deal (LTD) of Arrangr PRO+ if we proceed with this offering and you participate in the investment opportunity. ($336+ Value).

Choose one below: This is just a survey and not binding in any way. *

○ $100 - $300

○ $300 - $500

○ $500 - $1,000

○ $1,000 - $5,000

○ $5,000 - $10,000

○ $10,000+

Consent to receive communication from Arrangr, Inc.
(about this subject only)

*

☐ Accept

A copy of your responses will be emailed to the address you provided

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